SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

1ST PACIFIC BANCORP
(Name of Issuer)

Common Stock
(Title of Class of Securities)

335894101
 (CUSIP Number)



(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e) 240.13d-1(f) or 240.13d-
1(g)
check the following box      .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.




*The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 "Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 335894101

(1)
       Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

       WILLIAM L CARUSO JR
(2)
       Check the Appropriate Box if a Member of a Group (See
Instructions)
       (a)

       (b)

(3)
       SEC Use Only
___________________________________________________________

(4)
       Source of Funds (See Instructions):

       PF

(5)
       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       N/A

(6)
       Citizenship or Place of Organization
       US




Number of
Shares
Beneficially
Owned by
Each
Reporting
Person with:
(7) Sole Voting Power:
170,981


(8) Shared Voting Power:
0


(9) Sole Dispositive Power:
170,981


(10) Shared Dispositive
Power:
0

(11)
       Aggregate Amount Beneficially Owned by Each Reporting Person:

       170,981

(12)
       Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)      .

(13)
       Percent of Class Represented by Amount in Row (11):

       3.4%

(14)
       Type of Reporting Person (See Instructions):

       IN

2


Item 1.
       Security and Issuer.

       Name and address of principal executive offices of Issuer:

       1ST PACIFIC BANCORP
       9333 GENESEE AVENUE
       SAN DIEGO CA 92121

Item 2.
       Identity and Background.

(a)
       Name of person filing:

       WILLIAM L CARUSO JR

(b)
       Residence or Business Address:

       PO BOX 1688
       BIG BEAR LAKE CA 92315-1688

(c)
       Principal occupation:

       DEPARTMENT SUPERVISOR

(d)
       Criminal proceedings:
        N/A
 (e)
       Civil Proceedings:
	N/A
(f)
       Citizenship or Place of Organization:

       US

Item 3.
       Source and Amount of Funds or Other Consideration.

	Personal funds

Item 4.
       Purpose of the Transaction.
Mr. Caruso does have plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

3


Item 5.
       Interests in Securities of the Issuer.

(a)
       William L Caruso owns 170,981 shares of common stock

(b)
William L Caruso has sole voting and dispositive powers with respect to all shares of the Issuer's Common Stock held in his own name.

(c)
       N/A

(d)
       N/A

(e)
       N/A

Item 6.
Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

       None.

Item 7.
       Material to be Filed as Exhibits.

       None.



SIGNATURE

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.









Date: July 20, 2009

/s/William L Caruso
Jr

William L Caruso Jr




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